UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Farmer Bros. Co.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

307675108

(CUSIP Number)

Lawrence A. Oberman

Trigran Investments, Inc.

630 Dundee Road

Suite 230

Northbrook, IL 60062

847-656-1640

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108	Schedule 13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Trigran Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,237,553

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,237,553

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,237,553

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 13.0% (based on 17,231,473 shares of common stock issued and outstanding as of January 31, 2020 pursuant to the Farmer Bros. Co. Form 10-Q dated February 7, 2020).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA/CO

CUSIP No. 307675108	Schedule 13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Douglas Granat

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,237,553

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,237,553

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,237,553

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 13.0% (based on 17,231,473 shares of common stock issued and outstanding as of January 31, 2020 pursuant to the Farmer Bros. Co. Form 10-Q dated February 7, 2020).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

CUSIP No. 307675108	Schedule 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Lawrence A. Oberman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,237,553

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,237,553

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,237,553

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 13.0% (based on 17,231,473 shares of common stock issued and outstanding as of January 31, 2020 pursuant to the Farmer Bros. Co. Form 10-Q dated February 7, 2020).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

CUSIP No. 307675108	Schedule 13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steven G. Simon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,237,553

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,237,553

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,237,553

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 13.0% (based on 17,231,473 shares of common stock issued and outstanding as of January 31, 2020 pursuant to the Farmer Bros. Co. Form 10-Q dated February 7, 2020).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

CUSIP No. 307675108	Schedule 13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Bradley F. Simon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,237,553

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,237,553

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,237,553

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 13.0% (based on 17,231,473 shares of common stock issued and outstanding as of January 31, 2020 pursuant to the Farmer Bros. Co. Form 10-Q dated February 7, 2020).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

CUSIP No. 307675108	Schedule 13D	Page 7 of 13

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steven R. Monieson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,237,553

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,237,553

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,237,553

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 13.0% (based on 17,231,473 shares of common stock issued and outstanding as of January 31, 2020 pursuant to the Farmer Bros. Co. Form 10-Q dated February 7, 2020).

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN/HC

CUSIP No. 307675108	Schedule 13D	Page 8 of 13

Item 1.	SECURITY AND ISSUER

This Schedule 13D relates to the shares of Common Stock, $1.00 par value per share (“Common Stock”), of Farmer Bros. Co., a Delaware corporation (the “Issuer”) whose principal executive office is located at 1912 Farmer Brothers Drive, Northlake, Texas 76262.

Item 2.	IDENTITY AND BACKGROUND

(a-f)

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(f) Citizenship

Trigran Investments, Inc.

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

Illinois company

Douglas Granat

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Lawrence A. Oberman

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Steven G. Simon

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Bradley F. Simon

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

Steven R. Monieson

630 Dundee Road, Suite 230

Northbrook, Illinois 60062

U.S. Citizen

c)             Trigran Investments, Inc. is the investment manager to and general partner of Trigran Investments, L.P. (“L.P.”) and Trigran Investments, L.P. II (“L.P.II”) (collectively, the “Funds”), each of which is a private investment limited partnership, and the investment manager to a limited number of separately managed accounts (each a “Managed Account” and collectively the “Managed Accounts”).  Douglas Granat, Lawrence A. Oberman, Steven G. Simon, Bradley F. Simon and Steven R. Monieson are the controlling shareholders and/or sole directors of Trigran Investments, Inc. and thus may be considered the beneficial owners of the Common Stock beneficially owned by Trigran Investments, Inc.  Each of the Reporting Persons disclaims beneficial ownership of the Common Stock except to the extent of its pecuniary interest therein.

(d)-(e)     None of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 307675108	Schedule 13D	Page 9 of 13

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Stock were derived from the working investment capital of the Funds and the Managed Accounts. A total of $49,866,301 was paid to acquire all of the shares of Common Stock reported herein.

The Common Stock was acquired in the ordinary course of the Funds’ and Managed Accounts’ business and is held by each of the foregoing in separate accounts maintained for each of them by their respective prime brokers or custodians.

Item 4.	PURPOSE OF TRANSACTION

(a-j)

The Common Stock has been acquired for investment in the ordinary course of the Reporting Persons’ investment activities and has not been acquired with any purpose of, or with the effect of, changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect.  Reporting Persons Trigran Investments, Inc., Douglas Granat, Lawrence A. Oberman, Steven G. Simon, Bradley F Simon and Steven R. Monieson have previously filed Schedules 13G with regard to their holdings of securities of the Issuer.

The Issuer and the Reporting Persons determined that it would be mutually beneficial to have more in-depth conversations with respect to certain business matters of the Issuer.  As a result, the Reporting Persons have determined it to be appropriate to file this report on Schedule 13D.

Certain of the Reporting Persons have had and may continue to have discussions with the Company’s management and members of the board of directors (the “Board”) to discuss the Company’s business, strategies and other matters related to the Company.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and in the future take any actions with respect to the investment in the Company as they deem appropriate, including considering, proposing or otherwise engaging in one or more of the actions described in subsection (a) through (j) of Item 4 of Rule 13d-101 promulgated under the Securities and Exchange Act of 1934, as amended.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a-b)	Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person.

(c)

In the sixty days prior to the date of filing of this Schedule 13D, the Reporting Persons purchased shares of the Issuer’s Common Stock in open market transactions.  A list of those transactions is provided below.  Other than as described herein, no Reporting Person and, to the best of each Reporting Person’s knowledge, no executive officer or director of such Reporting Person, has engaged in any transaction during the past 60 days in any shares of the Issuer’s Common Stock.

CUSIP No. 307675108	Schedule 13D	Page 10 of 13

Transaction Date	Number of shares of Common Stock Purchased	Price per share ($) (18)	Note
2/3/2020	11,857	11.8781	(1)
2/4/2020	9,348	11.7593	(2)
2/4/2020	10,000	11.8000
2/5/2020	1,436	11.6302	(3)
2/25/2020	9,915	12.8701	(4)
2/26/2020	6,623	12.7500
2/27/2020	5,000	12.4200
2/28/2020	6,431	12.1206	(5)
3/2/2020	18,274	12.1560	(6)
3/3/2020	10,000	12.1454	(7)
3/3/2020	6,348	12.2619	(8)
3/4/2020	3,456	12.2997	(9)
3/5/2020	6,621	12.1034	(10)
3/9/2020	6,000	11.3281	(11)
3/11/2020	34,313	10.1531	(12)
3/12/2020	11,920	9.1220	(13)
3/16/2020	3,000	8.0000
3/17/2020	965	7.4294	(14)
3/18/2020	6,000	7.6248	(15)
3/19/2020	1,993	6.0976	(16)
3/20/2020	5,000	7.0600	(17)
3/23/2020	5,000	6.8700

(1)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $11.87 to $11.88, inclusive.
(2)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $11.72 to $11.80, inclusive.
(3)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $11.60 to $11.65, inclusive.
(4)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $12.84 to $12.90, inclusive.
(5)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $12.00 to $12.20, inclusive.
(6)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $12.10 to $12.18, inclusive.
(7)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $12.14 to $12.15, inclusive.
(8)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $12.00 to $12.30, inclusive.
(9)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $12.00 to $12.30, inclusive.
(10)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $11.96 to $12.15, inclusive.
(11)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $11.26 to $11.40, inclusive.
(12)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $9.82 to $10.52, inclusive.
(13)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $8.69 to $9.26, inclusive.
(14)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $7.40 to $7.44, inclusive.
(15)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $7.60 to $7.65, inclusive.
(16)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $6.00 to $6.20, inclusive.
(17)	The price reported represents a weighted average price. The shares were purchased in multiple transactions at prices ranging from $6.92 to $7.08, inclusive.
(18)

The Reporting Persons undertake to provide upon request to the staff of the Securities and Exchange Commission, full information regarding the number of shares purchased at each separate price for each of the dates set forth in the table.

CUSIP No. 307675108	Schedule 13D	Page 11 of 13

(d)

Owners of accounts managed by Trigran Investments, Inc. have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of the Issuer held in those accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13D relates.

(e)	Not Applicable

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On April 1, 2020, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 1.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1:	Joint Filing Agreement

CUSIP No. 307675108	Schedule 13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 1st day of April, 2020

TRIGRAN INVESTMENTS, INC.

By:	/s/ Lawrence A. Oberman
Name:	Lawrence A. Oberman
Title:	Executive Vice President and Director

/s/ Douglas Granat
Douglas Granat

/s/ Lawrence A. Oberman
Lawrence A. Oberman

/s/ Steven G. Simon
Steven G. Simon

/s/ Bradley F. Simon
Bradley F. Simon

/s/ Steven R. Monieson
Steven R. Monieson

CUSIP No. 307675108	Schedule 13D	Page 13 of 13

INDEX TO EXHIBITS

PAGE

EXHIBIT 1: Joint Filing Agreement	1